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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )*


                            Magellan Technology, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.0001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   559092-40-8
                             ----------------------
                                 (CUSIP Number)


                                Richard G. Brown
                      PARR, WADDOUPS, BROWN, GEE & LOVELESS
                       185 South State Street, Suite 1300
                           Salt Lake City, Utah 84111
                                 (801) 532-7840
--------------------------------------------------------------------------------
(Name,  Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                October 15, 1997
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

 CUSIP No.  559092-40-8                            Page   2   of    9    Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 1          Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

               Donald P. Cox
--------------------------------------------------------------------------------
 2          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
 3          SEC Use Only


--------------------------------------------------------------------------------
 4          Source of Funds (See Instructions)

               N/A
--------------------------------------------------------------------------------
 5          Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                               |_|


--------------------------------------------------------------------------------
 6          Citizenship or Place of Organization

               United States

--------------------------------------------------------------------------------
                      7        Sole Voting Power

                                  -0-
   Number of       -------------------------------------------------------------
     Shares            8       Shared Voting Power
  Beneficially
   Owned by                       721,502
      Each         -------------------------------------------------------------
   Reporting          9        Sole Dispositive Power
     Person
      With                        -0-
                   -------------------------------------------------------------
                     10        Shared Dispositive Power

                                  721,502
--------------------------------------------------------------------------------
11          Aggregate Amount Beneficially Owned by Each Reporting Person

               721,502
--------------------------------------------------------------------------------
12          Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                               |_|

--------------------------------------------------------------------------------
13          Percent of Class Represented by Amount in Row (11)

               4.9%
--------------------------------------------------------------------------------
14          Type of Reporting Person (See Instructions)

               IN
--------------------------------------------------------------------------------

 CUSIP No.  559092-40-8                            Page   3   of    9    Pages

                                  SCHEDULE 13D

--------------------------------------------------------------------------------
 1          Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

               Jacklynn Cox
--------------------------------------------------------------------------------
 2          Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
 3          SEC Use Only


--------------------------------------------------------------------------------
 4          Source of Funds (See Instructions)

               N/A
--------------------------------------------------------------------------------
 5          Check if Disclosure of Legal Proceedings Is Required Pursuant to
            Items 2(d) or 2(e)                                               |_|


--------------------------------------------------------------------------------
 6          Citizenship or Place of Organization

               United States

--------------------------------------------------------------------------------
                      7        Sole Voting Power

                                  -0-
    Number of      -------------------------------------------------------------
      Shares          8       Shared Voting Power
   Beneficially
    Owned by                      721,502
       Each        -------------------------------------------------------------
    Reporting         9        Sole Dispositive Power
      Person
       With                       -0-
                   -------------------------------------------------------------
                     10        Shared Dispositive Power

                                  721,502
--------------------------------------------------------------------------------
11          Aggregate Amount Beneficially Owned by Each Reporting Person

               721,502
--------------------------------------------------------------------------------
12          Check if the Aggregate Amount in Row (11) Excludes Certain Shares
            (See Instructions)                                               |_|

--------------------------------------------------------------------------------
13          Percent of Class Represented by Amount in Row (11)

               4.9%
--------------------------------------------------------------------------------
14          TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

 CUSIP No.  559092-40-8                            Page   4   of    9    Pages

                                  SCHEDULE 13D



        This Amendment No. 2 to the Schedule 13D of Donald P. Cox and Jacklynn Cox amends and supplements and should be read in conjunction with the Schedule 13D filed on January 27, 1997 and Amendment No. 1 thereto filed on August 22, 1997.

Item 1.         Security and Issuer

        (a)     Title of Class of Equity Securities:

                      Common stock, $0.0001 par value (the "Common Stock")

        (b)     Name of Issuer:

                      Magellan Technology, Inc. (the "Issuer")

        (c)     Address of Issuer's Principal Executive Offices:

                      13526 South 110 West, Draper, UT 84020


Item 2.         Identity and Background

        (a)     Name:

                      Donald P. Cox ("DP Cox")

                      Jacklynn Cox ("J Cox")

        (b)    Residence address:

                      509 South 590 East, Orem, UT 84058

        (c)    Present   principal   occupation  or  employment  and  the  name,
               principal business and address of any corporation or other organization in which such employment is conducted:

                      DP Cox is self-employed.

                      J Cox is employed as a director of CFT Management, a Nevada corporation ("CFT"), a family-owned company, the address of which is 2001 E. Flamingo Road, Suite 100-G, Las Vegas, NV 89119.

        (d) Whether or not, during the last five years, such persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

                      None

 CUSIP No.  559092-40-8                            Page   5   of    9    Pages

                                  SCHEDULE 13D



        (e) Whether or not, during the last five years, such persons were parties to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order:

                      None

        (f)    Citizenship:

                      United States


Item 3.        Source and Amount of Funds or Other Consideration

               Not applicable because the transactions involved dispositions and not acquisitions of securities.


Item 4.        Purpose of Transaction

               DP Cox and J Cox are the directors of CFT. All of the outstanding stock of CFT is held by The Cox Family Trust, a revocable trust, of which DP Cox and J Cox are the trustees. Pursuant to an Escrow Agreement dated November 18, 1996 (the "Escrow Agreement") entered into by CFT, the Issuer and other parties, 323,834 shares of the Common Stock issued to CFT in connection with the acquisition of SkyHook Technologies, Inc. by the Issuer were held in escrow pending the fulfillment of certain conditions by October 15, 1997. The deadline for fulfillment of such conditions has passed and the conditions have not been met. Pursuant to the Escrow Agreement, the 323,834 shares are being delivered by the Escrow Agent to the Issuer for cancellation.

               DP Cox and J Cox reserve the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, DP Cox and J Cox presently have no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through (j) of the instructions for Item 4 of Schedule 13D.


Item 5.        Interest in Securities of the Issuer

        (a) The aggregate number of shares of the Common Stock beneficially owned by DP Cox and J Cox, as of October 15, 1997, was 721,502 shares, which represented 4.9% of the outstanding shares of the Issuer.

        (b) Neither DP Cox nor J Cox had the sole power to vote or direct the vote or the sole power to dispose or to direct the disposition of any shares of the Common Stock. DP Cox and J Cox shared the power to vote, direct the vote, dispose and direct the disposition of the 721,502 shares of the Common Stock held in the name of CFT.

        (c) On November 28, 1997, an option to purchase 100,000 shares of the Common Stock from CFT was exercised by the optionee. The exercise price was $.375/share.

 CUSIP No.  559092-40-8                            Page   6   of    9    Pages

                                  SCHEDULE 13D



        (d) No other person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 721,502 shares of the Common Stock.

        (e) Effective October 15, 1997, DP Cox and J Cox ceased to be the beneficial owners of more than 5% of the Common Stock.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

               None.


Item 7.        Material to Be Filed as Exhibits

               Attached hereto as Exhibit A is the written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

 CUSIP No.  559092-40-8                            Page   7   of    9    Pages

                                  SCHEDULE 13D



                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





               January 26, 1998                     /s/ DONALD P. COX
          ---------------------------          -----------------------------
                    Date                             Donald P. Cox



               January 26, 1998                     /s/ JACKLYNN COX
          ---------------------------          -----------------------------
                    Date                             Jacklynn Cox

 CUSIP No.  559092-40-8                            Page   8   of    9    Pages

                                  SCHEDULE 13D


                                INDEX TO EXHIBITS



      Exhibit               Description
---------------------     ------------------------------------------------------


         A Written agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934.

 CUSIP No.  559092-40-8                            Page   9   of    9    Pages

                                  SCHEDULE 13D


                                    EXHIBIT A
                                    ---------


                                    AGREEMENT
                                    ---------

        The undersigned agree that this Amendment No. 2 to Schedule 13D relating to equity securities of Magellan Technology, Inc. shall be filed on behalf of the undersigned.




               January 26, 1998                 /s/  DONALD P. COX
          --------------------------       ----------------------------
                    Date                           Donald P. Cox



               January 26, 1998                 /s/  JACKLYNN COX
          --------------------------       ----------------------------
                    Date                           Jacklynn Cox